SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

014339105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index on Page 13

CUSIP NO. 014339105	13 G	Page 2 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VII, L.P. (“DV VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,810,429 shares, except that Delphi Management Partners VII, L.L.C. (“DMP VII”), the general partner of DV VII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,810,429 shares, except that DMP VII, the general partner of DV VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,810,429
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 014339105	13 G	Page 3 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VII, L.P. (“DBI VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

28,103 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

28,103 shares, except that DMP VII, the general partner of DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	28,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 014339105	13 G	Page 4 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VII, L.L.C. (“DMP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. DMP VII, the general partner of DV VII and DBI VII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. DMP VII, the general partner of DV VII and DBI VII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,838,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 014339105	13 G	Page 5 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Bochnowski is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Bochnowski is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,838,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 014339105	13 G	Page 6 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Douglass is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Douglass is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,838,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 014339105	13 G	Page 7 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Roeder is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Roeder is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,838,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 014339105	13 G	Page 8 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Pakianathan is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

2,838,532 shares, of which 2,810,429 are directly owned by DV VII and 28,103 are directly owned by DBI VII. Pakianathan is a managing member of DMP VII, the general partner of DV VII and DBI VII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,838,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 014339105	13 G	Page 9 of 15 Pages

ITEM 1(A).	NAME OF ISSUER:

Alder BioPharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

11804 North Creek Parkway South

Bothell, WA 98011

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by Delphi Ventures VII, L.P., a Delaware limited partnership (“DV VII”), Delphi BioInvestments VII, L.P., a Delaware limited partnership (“DBI VII”), Delphi Management Partners VII, L.L.C., a Delaware limited liability company (“DMP VII”) and the general partner of DV VII and DBI VII, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”) and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VII is the general partner of DV VII and DBI VII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VII and DBI VII. Bochnowski, Douglass, Roeder and Pakianathan are the managing members of DMP VII and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VII and DBI VII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures

3000 Sand Hill Road, #1-135

Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP:

DV VII and DBI VII are Delaware limited partnerships. DMP VII is a Delaware limited liability company. Bochnowski, Douglass, Roeder and Pakianathan are United States citizens.

ITEM 2(D) AND ITEM 2(E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, $0.0001 par value

CUSIP # 014339105

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 014339105	13 G	Page 10 of 15 Pages

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of DV VII and DBI VII and the limited liability company agreement of DMP VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP NO. 014339105	13 G	Page 11 of 15 Pages

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 014339105	13 G	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

Entities:

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

DELPHI VENTURES VII, L.P.
DELPHI BIOINVESTMENTS VII, L.P.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed entities*

Individuals:
James J. Bochnowski
David L. Douglass
Douglas A. Roeder
Deepika R. Pakianathan, Ph.D.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 014339105	13 G	Page 13 of 15 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Power of Attorney	15

CUSIP NO. 014339105	13 G	Page 14 of 15 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Alder BioPharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 10, 2015

Entities:

DELPHI MANAGEMENT PARTNERS VII, L.L.C.

DELPHI VENTURES VII, L.P.
DELPHI BIOINVESTMENTS VII, L.P.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed entities*

Individuals:
James J. Bochnowski
David L. Douglass
Douglas A. Roeder
Deepika R. Pakianathan, Ph.D.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 014339105	13 G	Page 15 of 15 Pages

exhibit B

Power of Attorney

Matthew T. Potter has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.